UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

41 W 25th STREET, 8th FLOOR, NEW YORK, NY 10010

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

In this Semi-Annual Report, references to “we,” “us,” “our,” or the “Company” mean RSE Collection, LLC.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Since its formation in August 2016, RSE Collection, LLC, a Delaware series limited liability company (the “Company”) has been engaged primarily in acquiring a collection of investment grade collectible automobiles. RSE Markets, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the collection of collectible automobiles owned by the Company and each underlying series (the “Asset Manager”). The Company acquires collectible automobiles with loans from officers of RSE Markets, Inc, other third-parties and through purchase option agreements negotiated with third-parties or affiliates. The Company issues membership interests (the “Interests”) in a number of separate individual series (each, an “Offering”) of the Company (each, a “Series”). Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series is a single collector automobile (plus any cash reserves for future operating expenses).

We are devoting substantially all our efforts to establishing our business and planned principal operations have only commenced in late 2017. As such and because of the start-up nature of the Company’s and the Manager’s business the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the Managers ability to:

-continue to source high quality collectible cars at reasonable prices to securitize through the Rally Rd.TM platform (the “Platform”);

-market the Platform and the offerings (“Offerings”) in individual series (“Series”) of the Company and attract investors (“Investors”) to the Platform to acquire the interests issued by Series of the Company (“Interests”);

-continue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

-find operating partners to manage the collection of automobiles at a decreasing marginal cost per automobile.

We have not yet generated any revenues and do not anticipate doing so until late in 2018 or early 2019. We completed numerous initial Offerings since 2017, each a closing (the “Closing”) including: an initial Offering of Interests in Series #77LE1 in April 2017, an Offering of Interests in Series #69BM1 in February 2018, an Offering of Interests in Series #85FT1 in February 2018, an Offering of Interests in Series #88LJ1 in April 2018, an Offering of Interests in Series #55PS1 in June 2018 and an Offering of Interests in Series #95BL1 in July 2018, Interests in Series #90FM1, Interests in Series #89PS1 in July 2018 and Interests in Series #83FB1 in September 2018.

We launched Offerings of Interests in Series #93XJ1 in August 2018 and of Interests in Series #98DV1 in September 2018 and are in the process of launching subsequent offerings for other series.

Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Circular (as amended). All other Interests in Series of the Company were issued under Tier 2 of Regulation A+.

Historical Investments in Series Assets

We provide investment opportunities in investment grade collectible automobiles (“Series Assets” or “Underlying Asset”) to Investors through the Platform, financed through various methods including, loans from officers of the Manager or other third-parties if we purchase an Underlying Asset prior to the Closing of an Offering and through purchase option agreements negotiated with third-parties or affiliates if we finance the purchase of an Underlying Asset with the proceeds of an Offering.

Twelve-Month Period Ended December 31, 2016

During the period beginning on the date of formation on August 24, 2016 through December 31, 2016, officers of the Manager loaned the Company a total of $286,471 (excluding accrued interest) in connection with the acquisition of three Series Assets, including a loan in the original principal amount of $69,400 made to the Company to finance the acquisition of the Series #77LE1 Asset (the “Series Lotus Esprit”), for the benefit of Series #77LE1 (repaid, from the proceeds of the Series #77LE1 Offering, which closed in April 2017), a loan in the original principal amount of $97,395 made to the Company to finance the acquisition of the Series #69BM1 Asset (the “Series Boss Mustang”) for the benefit of Series #69BM1 (repaid, including accrued interest, from the proceeds of the Series #69BM1 Offering, which closed in February 2018) and a loan in the original principal amount of $119,676 made to the Company to finance the acquisition of the Series #88LJ1 Asset (the “Series Lamborghini Jalpa”) for the benefit of Series #88LJ1 (repaid, including accrued interest, from the proceeds of the Series #88LJ1 Offering, which closed in April 2018). In total the Company invested a total of $301,621 in Series Assets during the period ended December 31, 2017 including $2,650 in capitalized acquisition expenses, $12,500 of down-payments by the Manager and $286,471 of loans to the Company to purchase collectible automobiles.

Twelve-Month Period Ended December 31, 2017

During the period beginning January 1, 2017 through December 31, 2017, we acquired one additional Series Asset, the Series #85FT1 Asset (or “Series Ferrari Testarossa”), for $172,500 through a $47,500 loan from an officer of the Manager and a $125,000 J.J. Best & Company (“J.J. Best”), a third-party lender. Both loans were repaid, including interest, from the proceeds of the #85FT1 Offering, which closed in February 2018.

In addition, during this time period we entered into purchase option agreements for three additional Series Assets, described in further detail below, the Series #55PS1 Asset (or “Series Porsche Speedster”), the Series #83FB1 Asset (or “Series Ferrari 512”) and the Series #93XJ1 Asset (or “Series Jaguar XJ220”).

We entered into the purchase option agreement for the Series #55PS1 Asset through a $30,000 (non-refundable) down-payment, financed through a $20,000 loan from an officer of the Manager and a $10,000 non-interest-bearing payment by the Manager, which gives the Company the right, but not the obligation to acquire the Series Porsche Speedster for an aggregate purchase price of $405,000. We made an additional refundable down-payment of $100,000 against the purchase price of the Series Porsche Speedster in the first quarter of 2018, financed through a $100,000 loan from an officer of the Manager. The Offering for Interests in Series #55PS1 closed in June 2018, at which point the purchase option was exercised and all loans and other acquisition and offering related expenses were repaid.

We entered into a purchase option for the Series #83FB1 Asset, which gives the Company the right, but not the obligation to acquire the Series Ferrari 512 for an aggregate purchase price of $330,000. The Offering for Interests in Series #83FB1 closed in September 2018, at which point the purchase option was exercised and all loans and other acquisition and offering related expenses were repaid.

We entered into a purchase option for the Series #93XJ1 Asset, which gives the Company the right, but not the obligation to acquire the Series Jaguar XJ220 for an aggregate purchase price of $460,000. We made a $170,000 refundable down-payment against the purchase price of the Series Jaguar XJ220 in the first quarter of 2018, financed through a $25,000 loan from an officer of the Manager and a $145,000 loan from an affiliate of the Manager. The $145,000 loan from an affiliate of the Manager was subsequently repaid plus accrued interest and replaced with a non-interest-bearing payment from the Manager. The Company exercised the purchase option in July 2018, prior to the launch of the Series #93XJ1 Offering and paid the $290,000 outstanding under the purchase option through a non-interest-bearing payment from the Manager. The loan to the officer of the Manager ($25,000 plus accrued interest) and the payment from the Manager ($435,000 non-interest-bearing) will re-paid from the proceeds of the Series #93XJ1 Offering upon closing. The Offering for Interests in Series #93XJ1 was launched in August 2018.

The Company incurred $24,040 of acquisition expenses, capitalized into the purchase prices of the various Series Assets during the year ended December 31, 2017 as detailed in the table below. These costs are initially funded by the Manager or its affiliates, and the Manager or its affiliates will be reimbursed for these expenditures from the proceeds of successful offerings of the applicable Series Assets unless otherwise waived by the Manager in its sole discretion. This increased the total of investment in Series Assets for the Company by $226,540 during the year ended December 31, 2017. These acquisition expenses relate to and have been or will be borne by each Series of the Company as follows:

Six-Month Period Ended June 30, 2018

During the period beginning January 1, 2018 through June 30, 2018 we acquired two additional Series Assets, the Series #95BL1 Asset (or “Series BMW M3 Lightweight”) and the Series #98DV1 Asset (or “Series Dodge Viper GTS-R”) and entered into purchase option agreements for two additional Series Assets, the Series #90FM1 Asset (or “Series Ford Must 7-Up Edition”) and the Series #89PS1 Asset (or “Series Porsche 911 Speedster”).

We acquired the Series BMW M3 Lightweight for $112,500 through a $22,500 non-interest-bearing down-payment by Manager, a $10,000 loan from an officer of the Manager and an $80,000 loan from J.J. Best, a third-party lender. Both loans and the down-payment by the Manager will be repaid, including interest, from the proceeds of the #95BL1 Offering. The Offering for Series #95BL1 Interests closed in July 2018.

We acquired the Series Dodge Viper GTS-R for $120,000 through a $40,000 non-interest-bearing down-payment by Manager and an $80,000 loan from an officer of the Manager. Both the loan and the down-payment will be repaid, including any accrued interest, from the proceeds of the Series #98DV1 Offering. The Offering for Interests in Series #98DV1 was launched in September 2018.

We entered into a purchase option agreement to acquire a majority stake in the Series Ford Mustang 7-Up Edition in June 2018. The Offering for the Series #90FM1 Interest closed in July 2018 and the Automobile Seller retained 25% of the Interests.

We entered into a purchase option agreement to acquire a minority stake in the Series Porsche 911 Speedster in June 2018. The Offering for the Series #89PS1 Interest closed in July 2018 and the Automobile Seller retained 60% of the Interests.

The Company incurred $4,297 of acquisition expenses, capitalized into the purchase prices of the various Series Assets during the six months ended June 30, 2018 as detailed in the table below. These costs are initially funded by the Manager or its affiliates, and the Manager or its affiliates will be reimbursed for these expenditures from the proceeds of successful offerings of the applicable Series Assets, unless otherwise waived by the Manager in its sole discretion. This increased the total of investment in Series Assets for the Company by $781,797 during the six months ended June 30, 2018. These acquisition expenses relate to and have been or will be borne by each Series of the Company as follows:

Note: Does not include final payment to exercise Series #93XJ1 purchase option of $290,000, which was made in July 2018 and payment to exercise Series #83FB1 purchase option of $330,000, which was made in September 2018.

Subsequent Investments and Purchase Options Agreements for Series Assets

Since June 30, 2018 we have entered into one additional purchase option agreement, are in the process of negotiating two additional purchase option agreements and exercised the purchase options for the Series Jaguar XJ220 and the Series Ferrari 512.

We exercised the purchase option to acquire the Series Jaguar XJ220 in July 2018. The remaining $290,000 due on the purchase price of the Series Asset were financed through a non-interest-bearing payment from the Manager. The option was exercised prior to the launch of the Series #93XJ1 Offering. Both the loan made by an officer of the Manager ($25,000) and the payment by the Manager ($435,000 in total) to exercise the purchase option will be repaid from the proceeds of the Series #93XJ1 Offering, which was launched in August 2018 and which we expect to close in fourth quarter of 2018.

We entered into a purchase option agreement to acquire a majority stake in the Series Lamborghini Countach LP400 S Turbo in August 2018. In order to enter into the purchase option agreement, the Company made a $60,000 non-refundable down-payment, financed through a non-interest-bearing payment from the Manager. There are no other expenses associated with this purchase option agreement.

We exercised the purchase option to acquire the Series Ferrari 512 in September 2018 with the closing of the Series #83FB1 Offering. At the time of the closing, all payments related to the purchase option were made.

We are in the process of negotiating a purchase option agreement to acquire a majority stake in the Series Ferrari 365 GTC/4.

We are in the process of negotiating a purchase option agreement to acquire the Series Ferrari F430 Spider.

Operating Results for the six-month period ended June 30, 2018 vs. 2017

Due to the start-up nature of the company, changes in operating results are impacted significantly by any increase in the number of Series Assets that the Company, through the Asset Manager, operates and manages. During the six-month period ended June 30, 2018, the Company, through the Asset Manager, operated seven Series Assets vs. four during the same period in 2017, an increase of three Series Assets or 75%.

Revenues

Revenues are generated at the Series level. As of June 30, 2018, no Series of the Company had generated any revenues. We do not expect any of the Series to generate any revenues until late 2018 or early 2019.

Operating Expenses

The Company, including the Series #77LE1 incurred $10,670 in Operating Expenses in the six months ended June 30, 2018 vs. $8,736 in 2017, an increase of $1,934 or 22%, related to storage, transportation, insurance, maintenance, marketing and professional services fees associated with the Series Assets. The increase was primarily driven by increased costs for additional storage, transportation, insurance and professional fees from the Company’s investment in new Series Assets, with a decrease in maintenance costs that were not needed in 2018.

The Operating Expenses incurred prior to the Closing of an Offering related to any of the automobile assets are being paid by the Manager and recognized by the company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own Operating Expenses, such as storage, insurance or maintenance beginning on the closing date of the Offering for such Series of interests. For any post-closing operating expenses incurred by Series of the Company through the period ending June 30, 2018, the Manager has agreed to pay and not be reimbursed for such expenses.

Operating expenses for the Company by category for the six months ended June 30, 2018 vs. 2017 are as follows:

As of April 13, 2017, at the close of the offering for Series #77LE1, Series #77LE1 became responsible for operating expenses. During the six-month period ended June 30, 2018, Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1 had completed Offerings and became responsible for their own Operating Expenses. Post-closing Operating Expenses were incurred by each Series with a closed offering as follows:

Solely in the case of Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, the Manager has elected to pay for these ongoing Operating Expenses post the Closing of the Offerings for Series Interests and for the six months ended June 30, 2018, and not be reimbursed by the respective Series. No other Series had any closings during the six months ended June 30, 2018. The unreimbursed expenses are accounted for as capital contributions by the Manager.

Interest and Purchase Option Expenses

Interest expenses related to the loans made to the Company by officers of the Manager and third-party lenders incurred during the six months ended June 30, 2018 totaled $9,347 vs. $1,117 in 2017, an increase of $8,230 or 737%.  This increase is due to the Company pursuing four active Series during the six-month period ended June 30, 2017 vs. nine for the same period in 2018. These interest expenses have been incurred by the Company.

Purchase option expense related to the purchase option agreement the Company has entered into, with regards to Series #55PS1 asset, totaled $7,444 for the six months ended June 30, 2018. There were no ongoing expenses related to the purchase options for Series #83FB1 asset and Series #93XJ1 asset during the six months ended June 30, 2018.

Asset Acquisitions and Purchase Options

During the six months ended June 30, 2017, the company acquired one additional automobile asset, the Series Ferrari Testarossa. In comparison, during the six months ended June 30, 2018 we acquired two additional automobile assets, the Series BMW M3 Lightweight and the Series Dodge Viper GTS-R and entered into purchase option agreements for two additional automobile assets, the Series Ford Mustang 7-Up Edition and the Series Porsche 911 Speedster.

Asset acquisitions - six-month period ended June 30, 2017

On June 21, 2017, we acquired the Series Ferrari Testarossa for $172,500. The acquisition was financed through a $125,000 loan from J.J. Best and a $47,500 loan from an officer of the Manager. Both loans plus accrued interest, as well as, other acquisition and offering related expenses were subsequently repaid from the proceeds of the Series #85FT1 Offering at the Closing in February 2018.

Asset acquisitions and purchase options - six-month period ended June 30, 2018

On March 28, 2018, we acquired the Series BMW M3 Lightweight, for $112,500, financed through a $22,500 non-interest-bearing down-payment by Manager, a $10,000 loan from an officer of the Manager and an $80,000 loan from J.J. Best. Both loans plus accrued interest, as well as, other acquisition and offering related expenses were subsequently repaid from the proceeds of the Series #95BL1 Offering at the Closing in July 2018.

On June 15, 2018, we entered into a purchase option agreement, which gave the Company the right, but not the obligation, to acquire a majority stake in the Series Ford Mustang 7-Up Edition for $10,375. There were no payments associated with this purchase option. The Offering for the Series #90FM1 Interests closed in July 2018, at which time the Series exercised the purchase option to acquire the Series Ford Mustang 7-Up Edition using the proceeds of the Series #90FM1 Offering. In addition, the Series used the proceeds from the Offering to pay for other acquisition and offering related expenses. The automobile seller retained 25% of the Series #90FM1 Interests.

On June 21, 2018, we acquired the Series Dodge Viper GTS-R for $120,000, financed through a $40,000 non-interest-bearing down-payment by Manager and a $80,000 loan from an officer of the Manager. The loan, including accrued interest, will be repaid from the proceeds of the Series #98DV1 Offering. We launched the Offering for Series #98DV1 Interests in September of 2018.

On June 21, 2018, we entered into a purchase option agreement, which gave the Company the right, but not the obligation, to acquire a minority stake in the Series Porsche 911 Speedster for $61,000. There were no payments associated with this purchase option. The Offering for the Series #89PS1 Interests closed in July 2018, at which time the Series exercised the purchase option to acquire the Series Porsche 911 Speedster using the proceeds of the Series #89PS1 Offering. In addition, the Series used the proceeds from the Offering to pay for other acquisition and offering related expenses. The automobile seller retained 60% of the Series #89PS1 Interests.

See “Note C – Related Party Transactions” and “Note D –Debt” of the Notes to Financial Statements for more information.

Liquidity and Capital Resources

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager (or its affiliates) to the Company and individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

Cash and Cash Equivalent Balances

As of June 30, 2018, the Company, the Series #77LE1 (included in the Company’s balance sheet), Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1 had cash or cash equivalents balances as followings:

Financial Obligations of the Company

Other than loans made to the Company by officers of the Manager, affiliates of the Manager and J.J. Best, a third-party lender, the Company had no financial obligations. Each Series will repay the loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

On October 30, 2017, we entered into a purchase option agreement to acquire the Series Ferrari 512 asset for $330,000. This purchase option agreement gave us a three-month right, but not the obligation, to purchase the Series

Ferrari 512, which was subsequently extended to September 30, 2018. The Offering for Series #83FB1 Interests closed on September 5, 2018 and we exercised the purchase option agreement.

On December 15, 2017, we entered into a purchase option agreement to acquire the Series Jaguar XJ220 asset for $460,000. This purchase option agreement gave us the right, but not the obligation, until April 30, 2018 and was subsequently extended to June 30, 2018, to purchase the Series Jaguar XJ220. In March 2018, we made a refundable down-payment of $170,000 against the purchase price of the Series Jaguar XJ220, financed through a $25,000 loan from an officer of the Manager and a $145,000 loan from an affiliate of the Manager. The loan from an affiliate of the Manager was repaid in June 2018 plus $4,767 of accrued interest and was replaced by a $145,000 non-interest-bearing payment from the Manager. In July 2018, we exercised the option to the acquire the Series Jaguar XJ220, prior to the launch of the Offering for Series #93XJ1 Interests. The remaining $290,000 outstanding to exercise the option were financed through a $290,000 non-interest-bearing payment from the Manager. In addition to the acquisition of the Series Jaguar XJ220, the proceeds from the Series #93XJ1 Offering will be used to finance approximately $26,500 of refurbishments to the Series Jaguar XJ220. Until the Closing of the Series #93XJ1 Offering, the Manager will pay for such refurbishments and will be reimbursed through the proceeds of the Offering upon Closing. At June 30, 2018 $12,500 of refurbishment expenses had been incurred, which are capitalized into the acquisition of the Series Jaguar XJ220. The remainder of $14,000 in refurbishment expenses was incurred in July 2018. We launched the Offering for Series #93XJ1 Interests in August 2018 and expect it to close in the fourth quarter of 2018.

On March 28, 2018, we acquired the Series BMW M3 Lightweight Asset for $112,500, through a $22,500 non-interest-bearing down-payment by Manager, a $10,000 loan from an officer of the Manager and an $80,000 loan from J.J. Best & Company (“J.J. Best”), a third-party lender. The Offering for Series #95BL1 Interests closed on July 12, 2018 and all loans and other obligations have been repaid.

On June 15, 2018, we entered into a purchase option agreement to acquire a majority equity stake in the Series Ford Mustang 7-Up Edition for a total cash consideration of $10,375, which values the Underlying Asset at $14,500. This purchase option agreement gave us the right until September 30, 2018, but not the obligation, to purchase the majority stake (~72%) in the Series Ford Mustang 7-Up Edition. The Offering for Series #90FM1 Interests closed on July 31, 2018 and all obligations under the purchase option agreement and other obligations were repaid with the proceeds of the Series #90FM1 Offering.

On June 21, 2018, we entered into a purchase option agreement to acquire a minority equity stake in the Series Porsche 911 Speedster for a total cash consideration of $61,000, which values the Underlying Asset at 160,000. This purchase option agreement gave us the right until September 30, 2018, but not the obligation, to purchase minority stake (~38%) in the Series Porsche 911 Speedster. The Offering for Series #89PS1 Interests closed on July 31, 2018 and all obligations under the purchase option agreement and other obligations were repaid with the proceeds of the Series #89PS1 Offering.

On June 28, 2018, we acquired the Series Dodge Viper GTS-R for $120,000, through a $40,000 non-interest-bearing down-payment by Manager and a $80,000 loan from an officer of the Manager. Both the loan and the down-payment will be repaid, including accrued interest, from the proceeds of the Series #98DV1 Offering. We launched the Offering for Series #98DV1 Interests in September 2018 and expect it to close in the fourth quarter of 2018.

On August 1, 2018, we entered into a purchase option agreement to acquire a majority equity stake in the Series Lamborghini Countach LP400 S Turbo for a total cash consideration of $562,375, which values the Underlying Asset at $610,000. This purchase option agreement gives us the right until September 30, 2018, but not the obligation, to purchase the majority stake (92%) in the Series Lamborghini Countach LP400 S Turbo. We plan to exercise the option upon the successful completion of the Series #80LC1 Offering. In the case Series #80LC1 Offering does not close before or on September 30, 2018, or we don’t agree to an extension, whichever the case may be, the Series #80LC1 Offering will be terminated. In order to enter into the purchase option agreement, the Company made a $60,000 non-refundable down-payment, financed through a non-interest-bearing payment from the Manager. There are no other expenses associated with this purchase option agreement.

We are currently negotiating a purchase option agreement to acquire the Series Ferrari F430 Spider. This purchase option agreement would give us the right but not the obligation, to purchase the Series Ferrari F430 Spider within the term of the exclusivity period. We plan to exercise the option upon the successful completion of the Series #06FS1 Offering. In the case Series #06FS1 Offering does not close before the end of the exclusivity period or we don’t agree to an extension, whichever the case may be, the Series #06FS1 Offering will be terminated. There are expected to be no expenses associated with the purchase option agreement.

We are currently negotiating a purchase option agreement to acquire the Series Ferrari 365 GTC/4. This purchase option agreement would give us the right but not the obligation, to purchase the Series Ferrari 365 GTC/4 within the term of the exclusivity period. We plan to exercise the option upon the successful completion of the Series #72FG1 Offering. In the case Series #72FG1 Offering does not close before the end of the exclusivity period or we don’t agree to an extension, whichever the case may be, the Series #72FG1 Offering will be terminated. There are expected to be no expenses associated with the purchase option agreement.

See the subsection of “Liquidity and Capital Resources” of “Note A” to the Company’s financial statements in this Form 1-K and the Risk Factors section in the Company’s Form 1-A (as amended). As it relates to the Risk Factors section, the Company’s Form 1-A was most recently filed with the Securities and Exchange Commission on August 24, 2018 and is hereby incorporated by reference, for additional Risk Factors related information.

Plan of Operations

Completed and Launched Offerings

On April 13, 2017, we successfully closed the first Offering for Series #77LE1. At the close of the Series #77LE1 Offering, the Manager received a Sourcing Fee of $3,443 and Series #77LE1 repaid the loan made to the Company by an officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series #77LE1 Asset is now owned by Series #77LE1.

On February 7, 2018, we successfully closed the Offering for Series #69BM1. At the close of the Series #69BM1 Offering, the Manager received a Sourcing Fee of $3,785 and Series #69BM1 repaid the loan, plus accrued interest, made to the Company by an officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series Boss Mustang is now owned by Series #69BM1.

On February 15, 2018, we successfully closed the Offering for Series #85FT1. The Manager did not receive a sourcing fee in connection with the Closing and Series #85FT1 repaid the loans, plus accrued interest, made to the Company by the officer of the Manager and third-party lender J.J. Best to purchase its Underlying Asset. Upon the Closing, the Series Ferrari Testarossa is now owned by Series #85FT1.

On April 12, 2018, we successfully closed the Offering for Series #88LJ1. At the close of the Series #88LJ1 Offering, the Manager received a Sourcing Fee of $578 and Series #88LJ1 repaid the loan, plus accrued interest, made to the Company by the officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series Lamborghini Jalpa is now owned by Series #88LJ1.

On June 6, 2018, we successfully closed the Offering for Series #55PS1. At the close of the Series #55PS1 Offering, the Series #55PS1 exercised the purchase option to acquire the Underlying Asset and repaid the loan, plus accrued interest, made to the Company by the officer of the Manager and the loan, made to the Company by J.J. Best, to purchase its Underlying Asset. Upon the Closing, the Series Porsche Speedster is now owned by Series #55PS1.

On July 12, 2018, we successfully closed the Offering for Series #95BL1. At the close of the Series #95BL1 Offering, the Manager did not receive a Sourcing Fee and Series #95BL1 repaid the loans, plus accrued interest, made to the Company by the officer of the Manager and the third-party lender J.J. Best to purchase its Underlying Asset. Upon the Closing, the Series BMW M3 Lightweight is now owned by Series #95BL1.

On July 31, 2018, we successfully closed the Offering for Series #90FM1. At the close of the Series #90FM1 Offering, the Series #90FM1 exercised the purchase option to acquire a majority stake in the Underlying Asset. Upon the Closing, the Series Ford Mustang 7-Up Edition is now majority owned by Series #90FM1 and the Automobile Seller has retained 25% of Series #90FM1 Interest.

On July 31, 2018, we successfully closed the Offering for Series #89PS1. At the close of the Series #89PS1 Offering, the Series #89PS1 exercised the purchase option to acquire a minority stake in the Underlying Asset. Upon the Closing, the Series Porsche 911 Speedster is now minority owned by Series #89PS1 and the Automobile Seller has retained 60% of Series #89PS1 Interest.

On August 22, 2018, we launched the Offering for Series #93XJ1 and expect the Series #93XJ1 Offering to close in the fourth quarter of 2018. Upon the Closing of the Series #93XJ1 Offering, the Series Jaguar XJ 220 will be owned by Series #93XJ1 and all related fees and expenses will be paid off.

On September 5, 2018, we successfully closed the Offering for Series #83FB1. At the close of the Series #83FB1 Offering, the Series #83FB1 exercised the purchase option to acquire the Underlying Asset. Upon the Closing, the Series Ferrari 512 is now owned by Series #83FB1.

On September 27, 2018, we launched the Offering for Series #98DV1 and expect the Series #98DV1 Offering to close in the fourth quarter of 2018. Upon the Closing of the Series #98DV1 Offering, the Series Dodge Viper GTS-R will be owned by Series #98DV1 and all related fees and expenses will be paid off.

At the time of this filing, Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1, Series #55PS1, Series #95BL1, Series #90FM1 and Series #89PS1 and Series #83FB1 have commenced operations, are capitalized and have assets, but no liabilities. All assets and liabilities related to the Series #77LE1 asset, Series Boss Mustang, the Series Ferrari Testarossa, Series Lamborghini Jalpa, Series Porsche Speedster, Series BMW M3 Lightweight, Series Ford Mustang 7-Up Edition and Series Porsche 911 Speedster and Series Ferrari 512 will be the responsibility of the Series from the time of the Closing of the respective Offerings. Solely in the case of Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1, Series #95BL1, Series #90FM1, Series #89PS1, Series #80LC1, Series #72FG1, Series #83FB1, Series #93XJ1 and Series #06FS1, the Manager has agreed to finance and not be reimbursed any liabilities related to Operating Expenses, as defined in the Company’s Form 1-A, after the Closing of the Offerings of the respective Series for 2018 and potentially beyond or until such time as that Series generates sufficient revenues to cover Operating Expenses.

Planned Offerings and Other Operations

We expect to launch subsequent Offerings for Series #80LC1, Series #06FS1 and Series #72FG1 and other series in the remainder of 2018.

At the time of this filing, Series #93XJ1, Series #98DV1, Series #80LC1, Series #72FG1 and Series #06FS1 have not commenced operations, are not capitalized and have no assets or liabilities. All assets and liabilities related to the Series Jaguar XJ220 Series Dodge Viper GTS-R, Series Lamborghini Countach LP400 S Turbo, Series Ferrari 365 GTC/4 and Series Ferrari F430 Spider that have been incurred to date and will be incurred until the Closings of the respective Offerings are the responsibility of the Company or the Manager and responsibility for any assets or liabilities related to any Series Assets will not transfer to each Series until such time as a closing for each Series has occurred.

The Company plans to launch approximately 25 to 50 additional Offerings in the next twelve months.  The proceeds from any Offerings closed during the next twelve months will be used to acquire additional investment grade collectible automobiles, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other Operating Expenses with a larger collection of assets.

We also intend to develop membership experience programs (the “Membership Experience Programs”), allowing Investors to enjoy the collection of automobiles acquired and managed by the Company through events, museums and other programs, which we anticipate will enable the Underlying Assets to generate revenues for the series to cover, in whole or in part, the ongoing post-closing Operating Expenses. No such Membership Experience Programs have been developed to date and we do not expect to develop such programs until late 2018 or early 2019.

We do not anticipate generating enough revenues in fiscal year 2018 from Membership Experience Programs, or otherwise, to cover all the Operating Expenses for any of the existing Series, or any other series of interests for

12

which Offerings closed in fiscal year 2018.  See the “Description of the Business – Operating Expenses” section of the Company’s Form 1-A (as amended) for additional information regarding the payment of Operating Expenses.

12

ITEM 2. OTHER INFORMATION

None.

12

Item 3.  Financial Statements

Contents

Page

Consolidated Financial Statements

RSE COLLECTION, LLC :

Consolidated Balance Sheets as of June 30, 2018 (unaudited) and December 31, 2017 (audited)14-15

Consolidated Statements of Operations for the six months ended June 30, 2018 (unaudited) 16-17 and 2017 (audited)

Consolidated Statements of Members’ Equity / (Deficit) for the six months ended June 30, 201818 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2018 (unaudited) 19-20 and 2017 (unaudited)

Notes to Financial Statements 21-34

RSE COLLECTION, LLC & SERIES

Consolidated Balance Sheets June 30, 2018 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC & SERIES

Consolidated Balance Sheet December 31, 2017

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2018 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

16

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2018 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2017 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2018 (unaudited)

RSE Collection (incl.Series #77LE1)	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Elimination	Total Consolidated
Cash Flows from Operating Activities:							
Net Loss	$ (22,413)	$ (1,599)	$ (2,051)	$ (906)	$ (492)		$ (27,461)
Adjustments to reconcile net (loss) to cash used in operating activities							
Expenses Paid by Manager and Contributed to the Company / Series	5,340	1,400	2,006	957	249		9,952
Prepaid Insurance	281	(201)	(355)	(251)	(36)		(562)
Insurance Payable	-	-	-	-	279		279
Accounts Payable	420	400	400	200	-		1,420
Accrual of Interest	2,736	-	-	-	-		2,736
Net cash used in operating activities	(13,636)	-	-	-	-	-	(13,636)
Cash flow from investing activities:							
Deposits in classic automobiles	(140,600)	-	-	-	-		(140,600)
Repayment of investments in classic automobiles upon Series close	415,474					(415,474)	-
Investment in classic automobiles	(234,097)	(106,266)	(175,826)	(132,382)	(408,100)	415,474	(641,197)
Cash used in investing activities	40,777	(106,266)	(175,826)	(132,382)	(408,100)	-	(781,797)
Cash flow from financing activities:							
Proceeds from sale of membership interests	-	111,236	163,883	133,508	422,131		830,758
Due to the manager and other affiliates	28,831	-	-	-	-		28,831
Distribution to Series	(12,344)	-		-	-	12,344	-
Contribution by Series	17,237					(17,237)	-
Contribution by Manager and Company to pay closing expenses			12,344		3,358	(12,344)	3,358
Distribution to RSE Collection	-	(821)	(401)	(1,126)	(14,889)	17,237	-
Proceeds from Loans	440,000	-	-	-	-		440,000
Repayment of Loans	(502,983)	-	-	-	-		(502,983)
Cash provided by financing activities	(29,259)	110,415	175,826	132,382	410,600	-	799,964
Net change in cash	**(2,118)**	**4,149**	-	-	**2,500**		**4,531**
Cash beginning of period	5,374	-	-	-	-		5,374
Cash end of period	**$ 3,256**	**$ 4,149**	$ -	$ -	**$ 2,500**		**$ 9,905**

Supplemental Cash Flow Information:

Interest Paid by Manager $3,024

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statement of Cash Flows

Six-Months Ended June 30, 2017 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Collection, LLC (the “Company”) is a Delaware series limited liability company formed on August 24, 2016.  RSE Markets, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the collection of collectible automobiles owned by the Company and each underlying series (the “Asset Manager”). The Company was formed to engage in the business of acquiring and managing a collection of collectible automobiles (the “Series Assets”). The Company has created, and it is expected that the Company will create, a number of separate series of interests (each, a “Series” or “Series of Interests”), that each automobile will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

The Manager is a Delaware corporation formed on April 28, 2016.  The Manager is a technology and marketing company that operates the Rally Rd. platform (the “Rally Rd.TM Platform" or “Platform”) and manages the Company and the assets owned by the Company in its roles as the Manager and Asset Manager of each Series.

The Company intends to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are a single collector automobile (plus any cash reserves for future operating expenses), which for example, in the case of Series #69BM1 is a 1969 Boss Mustang.  All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

OPERATING AGREEMENT

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series. The maximum number of investors in each Series, as of the date hereof, is 2,000, of which no more than 500 are non-accredited investors.

After the closing of an offering, each Series is responsible for its own “Operating Expenses” (as defined in Note B(5)). Prior to the closing, Operating Expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating Expenses exceed revenues or cash reserves, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, and may include the Manager or its affiliates.

The Manager expects to receive a fee at the closing of each successful offering for its services of sourcing the collectible automobile (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion. In respect to the current offerings, the broker of record offering the securities will receive a fee of 0.75% on Interests sold in an offering, except in respect of Interests sold to the Manager, affiliates of the Manager or the automobile sellers (the “Brokerage Fee”). In the case of the offering for the Series #77LE1 Interests which closed in April 2017, the broker of record received a Brokerage Fee of 1.5% of Interests sold. In respect to current offerings, the custody broker, holding custody of the securities upon issuance, will receive a fee of 0.75% on Interests sold in an offering (the “Custody Fee”). In the case of the offerings for the Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement was yet in place and as such, no Custody Fee was paid. Should a Custody Fee become applicable for the Interests in these Series in future, the Manager will pay and not be reimbursed for such Custody Fee. For all other current offerings, the Custody Fee is paid from the proceeds of each offering.

At the discretion of the Manager, a Series may make distributions of “Free Cash Flow” (as defined in Note E) to both the holders of economic interests in the form of a dividend and the Manager in the form of a management fee.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

In the case that Free Cash Flow is available and such distributions are made, at the sole discretion of the Manager, the members will receive no less than 50% of Free Cash Flow and the Manager will receive up to 50% of Free Cash Flow in the form of a management fee for management of the applicable Series Asset. The management fee is accounted for as an expense to the Series rather than a distribution from Free Cash Flow.

The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Neither the Company nor any of the Series has generated profits since inception. On a total consolidated basis, the Company had sustained a net loss of $38,922 for the year ended December 31, 2017 and had an accumulated deficit of $40,653 as of December 31, 2017. On a total consolidated basis, the Company had sustained a net loss of $ $27,461 for the six months ended June 30, 2018 and had an accumulated deficit of $68,114 as of June 30, 2018. All of the liabilities on the balance sheet as of June 30, 2018 are obligations to third parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests.

Through June 30, 2018, none of the Series have recorded any revenues generated through the utilization of underlying automobile assets. The Company anticipates that it will commence commercializing the collection in late 2018 or early 2019. Each Series will continue to incur Operating Expenses including, but not limited to storage, insurance, transportation and maintenance expenses, on an ongoing basis.

At June 30, 2018, the Company, Series #77LE1 (included in the Company’s balance sheet), Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1 had closed offerings and the following cash balances:

The cash on the books of each Series is reserved for funding of post-closing Operating Expenses; however, for the six months ended June 30, 2018, the Manager has elected to pay and not be reimbursed for all Operating Expenses related to any of the Series that have had closed offerings, which are accounted for as capital contributions.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager or its affiliates to the individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager. If the Manager does not continue to fund future operating expenses of the Company and the Series, the Company’s ability to continue future operations may be limited. However, with its current level of capitalization, the Manager has sufficient funding to continue to fund expenses for the Company and any Series.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

INITIAL OFFERINGS

The Company has completed several initial offerings since its inception in 2017 and plans to continue to increase the number of initial offerings going forward.

The Company's initial offering for Series #77LE1 issued membership Interests in Series #77LE1 pursuant to SEC Rule 506(c). The Company closed this first offering in April 2017 and repaid Loan 1 (see Note C) and funded other acquisition and offering related fees and expenses with the proceeds of the offering.

The Company’s initial offering for Series #69BM1 Interests (the “Series #69BM1”) was launched in November 2017 and closed on February 7, 2018. Proceeds from the offering for Interests in Series #69BM1 were used to repay Loan 2 (see Note C) and pay other offering and acquisition related fees and expenses. At June 30, 2018 Series #69BM1 had commenced operations, was capitalized and had assets, but no liabilities.

The Company’s initial offering for Series #85FT1 Interests (the “Series #85FT1”) was launched in November 2017 and closed on February 16, 2018. Proceeds from the offering for Interests in Series #85FT1 were used to repay Loan 4 (see Note C) as well as third-party debt (see Note D) and pay other offering and acquisition related fees and expenses. At June 30, 2018 Series #85FT1 had commenced operations, was capitalized and had assets, but no liabilities.

The Company’s initial offering for Series #88L1 Interests (the “Series #88LJ1”) was launched in February 2018 and closed on April 12, 2018. Proceeds from the offering for Interests in Series #88LJ1 were used to repay Loan 3 (see Note C) and pay other offering and acquisition related fees and expenses. At June 30, 2018 Series #88LJ1 had commenced operations, was capitalized and had assets, but no liabilities.

The Company’s initial offering for Series #55PS1 Interests (the “Series #55PS1”) was launched in April 2018 and closed on June 6, 2018. Proceeds from the offering for Interests in Series #55PS1 were used to repay Loan 5 and Loan 6 (see Note C) and exercise the purchase option related to Series #55PS1 and pay other offering and acquisition related fees and expenses. At June 30, 2018 Series #55PS1 had commenced operations, was capitalized and had assets, but no liabilities.

The Company’s initial offering for Series #95BL1 Interests (the “Series #95BL1”) was launched in June 2018 but had not closed as of June 30, 2018. Proceeds from the offering for Interests in Series #95BL1 will be used to repay Loan 8 (see Note C) and pay other offering related fees and expenses. At June 30, 2018 Series #95BL1 had not started operations and had no capitalization, assets or liabilities.

At June 30, 2018, the Company had not commenced an initial offering for Series #83FB1, Series #93XJ1 or Series #98DV1 interests, and none of these Series had started operations nor had any of these Series been capitalized or have assets or liabilities.

Please see Note G, Subsequent Events for additional details on launches and closings of offerings after June 30, 2018.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of RSE Collection, LLC and the accounts of Series #77LE1. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s offering circular (as amended), and thus separate financial statements for Series #77LE1 are not presented.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

All other offerings that had closed as of the date of the financial statements were issued under Tier 2 of Regulation A+ and qualified under the Company’s offering circular (as amended). Separate financial statements are presented for any Series, other than Series #77LE1, that has had a closed offering as of the date the financial statements. In the opinion of the Manager, all adjustments necessary in order to make the interim financial statements not misleading have been included.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents. At December 31, 2017 the Company had $5,374 of cash on its balance sheet of which $3,256 is on the books of Series #77LE1. At June 30, 2018 the Company, Series #77LE1 (included in the Company’s balance sheet), Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1 had closed offerings and the following cash balances:

4.Offering Expenses:

Offering expenses relate to the offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, custody, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for offering expenses incurred with respect to the offerings for Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1, Series #83FB1, Series #93XJ1 and Series #95BL1 and potentially other future offerings. Except in the case of the Custody Fee for Series #83FB1, Series #93XJ1 and Series #95BL1, which is being paid from the proceeds of the offerings for the respective Series’.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

None of the offerings for these Series had closed at June 30, 2018, and as such no Custody Fees had been incurred at the date of the financial statements. Should the proposed offerings prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete offering expenses related to a particular Series’ offering, the Manager has also incurred legal, accounting, user compliance expenses and other offering related expenses of approximately $30,000 during the six months ended June 30, 2018 in order to set up the legal and financial framework and compliance infrastructure for the marketing and sale of any offerings.

The Manager treats these expenses as operating expenses related to the Manager’s business and will not be reimbursed for these through any activities or offerings related to the Company or any of the Series.

5.Operating Expenses:

Operating Expenses related to a particular automobile include storage, insurance, transportation (other than the initial transportation from the automobiles location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, professional fees such as annual audit and legal expenses and other automobile specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses”.  We distinguish between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Expenses in this case are treated as capital contributions from the Manager to the Company.

Upon closing of an offering, a Series becomes responsible for these Operating Expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may, but is not required to, (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligations”), or (c) cause additional Interests to be sold in order to cover such additional amounts.

During the six months ended June 30, 2018, the Manager had incurred $3,653 of pre-closing Operating Expenses related to Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1. Since these expenses are incurred prior to the offering’s closing, they are borne by the Manager and not reimbursed. The unreimbursed expenses are accounted for as a capital contribution to the Company. There were no Operating Expenses incurred related to Series #83FB1, Series #93XJ1 or Series #95BL1 during the six months ended June 30, 2018.

During the six months ended June 30, 2018, the following Series had closed Offerings and incurred post-closing Operating Expenses (Series #77LE1 has been included with the Company on the statement of operations):

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Of this, $1,679 had been incurred, but not yet paid at June 30, 2018 related to professional fees. The Manager has funded the remaining $5,338, plus an additional $981 in pre-paid insurance during the six months ended June 30, 2018. Solely in the case of the Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1, the Manager has elected that these expenses for the six months ended June 30, 2018 will be borne by the Manager and not reimbursed and are accounted for as capital contributions by the Manager for each of the Series.

6.Capital Assets:

Automobile assets are recorded at cost. The cost of the automobile includes the purchase price, including any deposits for the automobiles funded by the Manager, the Sourcing Fee, Brokerage Fee, Custody Fee and “Acquisition Expenses,” which include transportation of the automobile to the Manager’s storage facility, pre-purchase inspection, pre-offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats automobile assets as collectible and therefore the Company will not depreciate or amortize the collectible automobile assets going forward. The collectible automobiles are considered long-lived assets and will be subject to an annual test for impairment. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The collectible automobile assets are initially purchased by the Company, either prior to launching an offering or through the exercising of a purchase option simultaneous with the closing of an offering for a particular Series. At closing of an offering for a Series of Interests the collectible automobile assets, including capitalized Acquisition Expenses, are then transferred to the Series. Assets are transferred at cost and the Company receives cash from the Series from the proceeds of the offering. The Company uses the proceeds of the transfer to pay off any debt and Acquisition Expenses. Acquisition Expenses are typically paid for in advance by the Manager. The Series uses the remaining cash to repay any accrued interest on loans, by distributing the applicable amount to the Company, accounted for as Distribution to RSE Collection on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage fee, the Custody fee and, if applicable, the Sourcing Fee using cash from the offering. In case of a closing at a loss, the Manager will make an additional capital contribution to the Series to cover any losses, which is represented as Distribution to Series on the balance sheet.

The Company, through loans from the Manager, officers of the Manager and third-parties invested $781,797 in collectible automobile assets, associated purchase options and Acquisition Expenses in the six months ended June 30, 2018, bringing the total investment in collectible automobile assets to $1,309,958 since the inception of the Company in August of 2016.

Acquisition Expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Acquisition Expenses are capitalized into the cost of the automobile as per the table below.

Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions. For the six months ended June 30, 2018, $4,297 of Acquisition Expenses related to the registration, transportation, inspection, repair of collectible automobiles and other acquisition related expenses were incurred, bringing the total Acquisition Expenses to $29,390 since the inception of the Company in August of 2016.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(1)Offering for Series Interests closed at June 30, 2018 and Series Asset owned by applicable Series.

(2)At June 30, 2018 owned by RSE Collection, LLC and not by any Series. To be owned by the applicable Series as of the closing of the applicable offering.

(3)The Company agreed to pay up to $26,500 for refurbishments for the Series Jaguar XJ220, of which $12,500 has been paid as of June 30, 2018.

7.Members’ Equity:

Members’ equity for the Company and any Series consists of capital contributions from the Manager, or its affiliates, Membership Contributions and the Net Operating Loss for the period.

Capital contributions from the Manager are made to cover Operating Expenses (as described in Note B(5) above), such as storage, insurance, transportation and ongoing accounting and legal expenses incurred by the Company or any of the Series, for which the Manager has elected not to be reimbursed.

Members’ equity in Membership Contributions issued in a successful closing of an offering for a particular Series are calculated by taking the amount of membership interests sold in an offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as described below. In the case of a particular offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the offering are paid from the proceeds of any successfully closed offering. At June 30, 2018, the following offerings for Series Interests had closed:

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at closing of offering for respective Series. In the case of the Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement was in place at the time of the closing for the offerings for these Series’ and as such no Custody Fee was paid.

These expenses will not be incurred by the Company or the applicable Series if an offering does not close.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each existing Series has elected and qualified, and the Company intends that each future Series will elect and qualify, to be taxed as a corporation under the Internal Revenue Code of 1986.  Each separate Series intends to be accounted for as described in ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The master series of the Company intends to be taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code.

9.Earnings (loss) per membership interest:

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) per membership Interest will be computed by dividing net income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period, which were as follows as June 30, 2018:

NOTE C - RELATED PARTY TRANSACTIONS

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the offerings of membership Interests in each Series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Series and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers.

Individual officers and affiliates of the Manager have made loans to the Company to facilitate the purchase of collectible automobiles prior to the closing of a Series’ offering.  Each of the loans and related interest will be paid by the Company through proceeds of the offering associated with a Series. Once the Series repays the Company and other parties, such as the Manager and the Broker and their respective affiliates, from the proceeds of a closed offering, the automobiles will be transferred to the related Series and it is anticipated that no Series will bear the economic effects of any loan made to purchase another automobile.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

Loan 1: On October 3, 2016, an officer of the Manager made a loan of $69,400 to the Company, accruing interest at 0.66% per year. The collectible automobile purchased with the loan was subsequently transferred to the Series #77LE1 in April 2017 with the closing of the completed offering outlined in Note A. In addition to the principal amount, there was $241 of accrued interest outstanding on this loan at the closing of the offering for Series #77LE1. The principal amount of this loan was paid off and immediately relent to the Company and proceeds have been used as described in Loan 4 and Loan 5, with $1,900 remaining outstanding at no interest. The $1,900 of additional loan outstanding were repaid on June 28, 2018.

Loan 2: On October 31, 2016, an officer of the Manager made a loan of $97,395 to the Company, accruing interest at 0.66% per year. The loan, plus accrued interest of $821 were repaid from the proceeds of the offering for Series #69BM1, which closed in February 2018.

Loan 3: On November 23, 2016, an officer of the Manager made a loan of $119,676 to the Company, accruing interest at 0.68% per year.   The loan, plus accrued interest of $1,261 were repaid from the proceeds of the offering for Series #88LJ1, which closed in April 2018.

Loan 4: On June 1, 2017, an officer of the Manager made a loan of $47,500 to the Company, accruing interest at 1.18% per year.  The loan, plus accrued interest of $401 were repaid from the proceeds of the offering for Series #85FT1, which closed in February 2018.

Loan 5: On July 1, 2017, an officer of the Manager made a loan of $20,000 to the Company, accruing interest at 1.22% per year.   The loan, plus accrued interest of $228 were repaid from the proceeds of the offering for Series #55PS1, which closed in June 2018.

Loan 6: On February 15, 2018, an officer of the Manager made a loan of $100,000 to the Company, accruing interest at 1.81% per year. The loan, plus accrued interest of $550 were repaid from the proceeds of the offering for Series #55PS1, which closed in June 2018.

Loan 7: On March 2, 2018, an officer of the Manager made a loan of $25,000 to the Company, accruing interest at 1.96% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #93XJ1 Interests. In addition to the principal amount, there was $161 of accrued interest outstanding on this loan as of June 30, 2018.

Loan 8: On March 30, 2018, an officer of the Manager made a loan of $10,000 to the Company, accruing interest at 1.96% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #95BL1 Interests. In addition to the principal amount, there was $49 of accrued interest outstanding on this loan as of June 30, 2018.

Loan 9: On March 2, 2018, an affiliate of the Manager made a loan of $145,000 to the Company, accruing interest at 10.00% per year. This loan plus accrued interest of $4,768 were repaid with a non-interest-bearing payment from the Manager at June 30, 2018. This loan from the Manager is anticipated to be repaid with the proceeds of the offering for Series #93XJ1 Interests.

Loan 10: On June 28, 2018, an officer of the Manager made a loan of $80,000 to the Company, accruing interest at 2.34% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #98DV1 Interests. In addition to the principal amount, there was $10 of accrued interest outstanding on this loan as of June 30, 2018.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

Note: Does not include $309 of accrued interest related to the J.J. Best third-party loan described in Note D.

The Company intends to repay any such outstanding related-party loans plus accrued interest upon completion of the applicable related offerings. Please see Note G – Subsequent Events for additional details on loans repaid in 2018.

NOTE D €EBT

In addition to loans from officers or affiliates of the Manager, the Company from time to time will receive loans from third-party lenders for the purposes of financing automobile acquisitions or acquisition related expenses.

The Company obtained a loan on June 21, 2017, to finance the acquisition of the Series #85FT1 asset, a Ferrari Testarossa. The loan had an original principal amount of $125,000 from J.J. Best Banc & Co, pays cash interest at a rate of 6.99% per annum and has a five-year maturity with no pre-payment penalties.  The interest and principal on the loan are cash pay with a monthly payment of $2,488. For the six months ended June 30, 2018, the Company had incurred $1,954 of interest expenses and finance fees related to this loan. In addition, $114,309 of principal payments were made on the loan in the six months ended June 30, 2018, which includes the repayment of the full loan amount, on February 16, 2018.

The Company obtained a loan on April 12, 2018, to finance the acquisition of the Series #95BL1 asset, a BMW M3 Lightweight from J.J. Best Banc & Co. The loan had an original principal amount of $80,000, plus $724 of financing fees, pays cash interest at a rate of 8.06% per annum and has a five-year maturity with no pre-payment penalties.  The interest and principal on the loan are cash pay with a monthly payment of $1,636. At June 30, 2018, the Company had incurred $1,379 of interest expenses related to this loan of which $309 was accrued. In addition, $2,203 of principal payments had been made on the loan as of June 30, 2018. The outstanding balance of the loan at June 30, 2018 was $77,798. The loan was repaid in full in July 2018 (see Note G).

Both cash interest and principal payments on these loans are made by the Manager on behalf of the Company and the Manager is reimbursed with the proceeds from the offering for the respective Series. Solely in the case of Series #85FT1 has the Manager agreed to pay for any shortfalls in principal and accrued interest repayment on the loan should the proceeds of the offering for Series #85FT1 not cover the full amounts.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular automobile asset and Operating Expenses related to the management of such automobile assets.

Fees and expenses related to the purchase of an underlying automobile asset include Offering Expenses, Acquisition Expenses, Brokerage Fee, Custody Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the closing of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation, marketing and maintenance and professional fees such as ongoing bookkeeping, legal and accounting expenses associated with a Series, pre-closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying automobile assets or the number of automobiles, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Revenue from the anticipated commercialization of the collection of automobiles will be allocated amongst the Series whose underlying automobiles are part of the commercialization events, based on the value of the underlying automobile assets. No revenues have been generated to date.

Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. No Offering Expenses related to the Company or a specific Series have been incurred to date.

Acquisition Expenses (as described in Note B(6)), are funded by the Manager, and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $4,297 in Acquisitions Expenses during the six months ended June 30, 2018.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering.  The Manager received Sourcing Fees of $3,565 during the six months ended June 30, 2018 for the closings of offerings for Series #69BM1 and Series #88LJ1 (see note B(7)). In addition, the Manager incurred losses due to shortfalls between proceeds from closed offerings and costs incurred in relation to these offerings for Series #85FT1 and Series #55PS1 of $21,612 during the six months ended June 30, 2018, which were accounted for as capital contributions to the Series (as described in Note B(6)). Please see Note G – Subsequent Events for additional information for Sourcing Fee’s related to offerings closed after June 30, 2018.

The Brokerage Fee is paid to the broker of record from the Series proceeds upon the closing of an offering. Brokerage Fees of $5,678 was paid to the broker of record during the six months ended June 30, 2018 for the closings of offerings for Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1(see note B(7)). Please see Note G – Subsequent Events for additional information for Brokerage Fee’s related to offerings closed after June 30, 2018.

The Custody Fee is paid to the custody broker from the Series proceeds upon the closing of an offering. For the offerings for Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement was in place prior to the close of the offerings, and as such, no Custody Fee was due at the time of closing. Should a Custody Fee become applicable for these offerings at a later date, the costs will be borne by the Manager and the Manager will not be reimbursed. For all subsequent offerings, the Custody Fee will be paid for from the proceeds of the offering, including offerings for Series #83FB1, Series #93XJ1 and #95BL1. At June 30, 2018 none of these Series had closings and as such, no Custody Fee was incurred (see note B(7)). Please see Note G – Subsequent Events for additional information for Custody Fees related to offerings closed after June 30, 2018.

Operating Expenses (as described in Note B(5)), including storage, insurance, maintenance costs and other Series related Operating Expenses, are expensed as incurred:

oPre-closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed. For the period ended June 30, 2018, $3,653 of pre-closing Operating Expenses were incurred for the six months ended June 30, 2018.

oPost-closing Operating Expenses are the responsibility of each individual Series. At June 30, 2018, $7,017 of post-closing Operating Expenses had been incurred related to the closing of the offering for Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1 for the six months ended June 30, 2018.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE F - DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

iii)Thereafter, at least 50% (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to interest holders of a particular Series.

iv)The Manager may receive up to 50% in the form of a management fee, which is accounted for as an expense to the profit and loss statement of a particular Series and revenue to the Manager.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of June 30, 2018, no distributions or management fees were paid by the Company or in respect of any Series.

NOTE G - SUBSEQUENT EVENTS

On July 12, 2018, the Company successfully closed the offering for Series #95BL1. At the close of the Series #95BL1 offering, the Manager did not receive a Sourcing Fee and Series #95BL1 repaid Loan 8, plus accrued interest of $60, made to the Company by the officer of the Manager to purchase its underlying asset. In addition, the Company repaid the loan made by J.J. Best for the acquisition of the underlying asset. At closing, the J.J. Best loan had a principal amount of $76,677 outstanding, $309 of accrued interest from the six-month period ended June 30, 2018 and incurred an additional $207 of interest expense since June 30, 2018. A Brokerage Fee of $870 was paid to the registered broker of record in conjunction with the closing of the offering. A Custody Fee of $889 was paid to the custody broker in conjunction with the closing of the offering.

On July 20, 2018, the Company successfully closed the offering for Series #89PS1. At the close of the Series #89PS1 offering, the Manager received a Sourcing Fee of $1,771. A Brokerage Fee of $470 was paid to the registered broker of record in conjunction with the closing of the offering. A Custody Fee of $1,238 was paid to the custody broker in conjunction with the closing of the offering.

On July 24, 2018, the Company successfully closed the offering for Series #90FM1. At the close of the Series #90FM1 offering, the Manager received a Sourcing Fee of $340. A Brokerage Fee of $90 was paid to the registered broker of record in conjunction with the closing of the offering. A Custody Fee of $124 was paid to the custody broker in conjunction with the closing of the offering.

On August 2, 2018, the Company exercised its option to acquire the Series Jaguar XJ220, prior to the launch of the Series #93XJ1 offering. The remaining $290,000 outstanding to exercise the option and to purchase the underlying asset were financed through a non-interest-bearing payment from the Manager. In total the purchase price of $460,000 was financed through a $25,000 loan from an officer of the Manager (see Loan 7) and $435,000 of non-interest-bearing payments from the Manager. These loans plus any accrued interest will be paid back from the proceeds of the Series #93XJ1 offering. The Company launched the Series #93XJ1 offering on August 22, 2018.

On August 13, 2018, the Company entered into a purchase option agreement to acquire a 1980 Lamborghini Countach LP400 S Turbo (the “Series #80LC1 Asset”). In order to enter into the agreement, the Company made a $60,000 non-refundable down-payment of $60,000 against the purchase price of the Series #80LC1 asset, financed through a $60,000 non-interest-bearing payment from the Manager. The agreement gives the Company the right, but not the obligation to acquire the Series #80LC1 asset. This option expires on September 30, 2018, unless otherwise extended.

On September 5, 2018, the Company successfully closed the offering for Series #83FB1. At the close of the Series #83FB1 offering, the Manager received a Sourcing Fee of $9,432.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE G - SUBSEQUENT EVENTS (CONTINUED)

A Brokerage Fee of $2,522 was paid to the registered broker of record in conjunction with the closing of the offering. A Custody Fee of $2,625 was paid to the custody broker in conjunction with the closing of the offering.

The Company is in the process of negotiating a purchase option agreement to acquire a 1972 Ferrari 365 GTC/4 (the “Series #72FG1 Asset”).

The Company is in the process of negotiating a purchase option agreement to acquire a 2006 Ferrari F430 Spider (the “Series #06FS1 Asset”).

The Company launched an offering for Series #93XJ1 in August of 2018 and an offering for Series #98DV1 in September of 2018 and expects to launch subsequent offerings for Series #80LC1, Series #72FG1 and Series #06FS1 and other series in the remainder of 2018.

Item 4. Exhibits

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Second Amended and Restated Operating Agreement (1)

Exhibit 3.1 – Series Designation for Series #77LE1 (1)

Exhibit 3.2 – Amended and Restated Series Designation for Series #69BM1 (1)

Exhibit 3.3 – Series Designation for Series #88LJ1 (3)

Exhibit 3.4 – Series Designation for Series #85FT1 (3)

Exhibit 3.5 – Series Designation for Series #55PS1 (3)

Exhibit 3.6 – Amended and Restated Series Designation for Series #83FB1 (9)

Exhibit 3.7 – Amended and Restated Series Designation for Series #93XJ1 (9)

Exhibit 3.8 – Series Designation for Series #95BL1 (8)

Exhibit 3.9 – Series Designation for Series #90FM1 (9)

Exhibit 3.10 – Series Designation for Series #89PS1 (9)

Exhibit 3.11 – Series Designation for Series #98DV1 (10)

Exhibit 3.12 – Series Designation for Series #80LC1 (10)

Exhibit 3.13 – Series Designation for Series #72FG1 (10)

Exhibit 3.14 – Series Designation for Series #06FS1 (10)

Exhibit 4.1 – Form of Subscription Agreement for Series #69BM1 (1)

Exhibit 4.2 – Form of Subscription Agreement for Series #88LJ1 (3)

Exhibit 4.3 – Form of Subscription Agreement for Series #85FT1 (3)

Exhibit 4.4 – Form of Subscription Agreement for Series #55PS1 (3)

Exhibit 4.5 – Amended and Restated Form of Subscription Agreement for Series #83FB1 (9)

Exhibit 4.6 – Amended and Restated Form of Subscription Agreement for Series #93XJ1 (9)

Exhibit 4.7 – Form of Subscription Agreement for Series #95BL1 (8)

Exhibit 4.8 – Form of Subscription Agreement for Series #90FM1 (9)

Exhibit 4.9 – Form of Subscription Agreement for Series #89PS1 (9)

Exhibit 4.10 – Form of Subscription Agreement for Series #98DV1 (10)

Exhibit 4.11 – Form of Subscription Agreement for Series #80LC1 (10)

Exhibit 4.12 – Form of Subscription Agreement for Series #72FG1 (10)

Exhibit 4.13 – Form of Subscription Agreement for Series #06FS1 (10)

Exhibit 6.1 – Form of Asset Management Agreement for Series #69BM1 (1)

Exhibit 6.2 – Promissory Note in respect of Series #69BM1 Asset (1)

Exhibit 6.3 – Promissory Note in respect of Series #88LJ1 Asset (3)

Exhibit 6.4 – Promissory Note in respect of Series #85FT1 Asset (3)

Exhibit 6.5 – Promissory Note, Disclosure and Security Agreement in respect of Series #85FT1 Asset (3)

Exhibit 6.6 – Purchase Option Agreement in respect of Series #55PS1 Asset (3)

Exhibit 6.7 – Promissory Note in respect of Series #55PS1 Asset (3)

Exhibit 6.8 – Form of Asset Management Agreement for Series #88LJ1 (3)

Exhibit 6.9 – Form of Asset Management Agreement for Series #85FT1 (3)

Exhibit 6.10 – Form of Asset Management Agreement for Series #55PS1 (3)

Exhibit 6.11 – Form of Asset Management Agreement for Series #83FB1 (4)

Exhibit 6.12 – Purchase Option Agreement in respect of Series #83FB1 Asset (4)

Exhibit 6.13 – Form of Asset Management Agreement for Series #93XJ1 (7)

Exhibit 6.14 – Purchase Option Agreement in respect of Series #93XJ1 Asset (7)

Exhibit 6.15 – Promissory Note in respect of Series #95BL1 Asset (8)

Exhibit 6.16 – Promissory Note, Disclosure and Security Agreement in respect of Series #95BL1 Asset (8)

Exhibit 6.17 – Form Asset Management Agreement in respect of Series #95BL1 Asset (8)

Exhibit 6.18 – Promissory Note 2 in respect of Series #55PS1 Asset (8)

Exhibit 6.19 – Promissory Note in respect of Series #93XJ1 Asset (8)

Exhibit 6.20 – Promissory Note 2 in respect of Series #93XJ1 Asset (8)

Exhibit 6.21 – Form of Asset Management Agreement for Series #90FM1 (9)

Exhibit 6.22 – Form of Asset Management Agreement for Series #89PS1 (9)

Exhibit 6.23 – Purchase Option Agreement in respect of Series #90FM1 Asset (9)

Exhibit 6.24 – Purchase Option Agreement in respect of Series #89PS1 Asset (9)

Exhibit 6.25 – Promissory Note in respect of Series #98DV1 Asset (10)

Exhibit 6.26 – Form of Asset Management Agreement for Series #98DV1 (10)

Exhibit 6.27 – Purchase Option Agreement in respect of Series #80LC1 Asset (10)

Exhibit 6.28 – Form of Asset Management Agreement for Series #80LC1 (10)

Exhibit 6.29 – Form of Asset Management Agreement for Series #72FG1 (10)

Exhibit 6.30 – Form of Asset Management Agreement for Series #06FS1 (10)

Exhibit 8.1 – Form of Escrow Agreement (1)

Exhibit 13.1 – Testing the Waters Materials for Series #69BM1 (1)

Exhibit 15.1 – Draft Offering Statement previously submitted pursuant to Rule 252(d) (2)

(1)Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on June 30, 2017

(2)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on July 13, 2017

(3)Previously filed as an Exhibit to the Company’s Form 1-A POS filed with the Commission on August 21, 2017

(4)Previously filed as Amendment 2 to the Company’s Form 1-A POS filed with the Commission on
December 18, 2017

(5)Previously filed as Amendment 3 to the Company’s Form 1-A POS filed with the Commission on December 19, 2017

(6)Amended as part of the submission of Amendment 4 to the Company’s Form 1-A POS filed with the Commission on February 20, 2018

(7)Previously filed as Amendment 4 to the Company’s Form 1-A POS filed with the Commission on February 20, 2018

(8)Previously filed as Amendment 5 to the Company’s Form 1-A POS filed with the Commission on May 11, 2018

(9)Previously filed as Amendment 6 to the Company’s Form 1-A POS filed with the Commission on June 22, 2018

(10)Previously filed as Amendment 7 to the Company’s Form 1-A POS filed with the Commission on August 24, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher Bruno Name: Christopher Bruno	President of RSE Markets, Inc. (Principal Executive Officer)	September 28, 2018
/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer)	September 28, 2018
RSE MARKETS, INC. By: /s/ Christopher Bruno Name: Christopher Bruno Title: President	Managing Member	September 28, 2018